

February 11, 2014

Via E-mail
Germans Salihovs
President, Treasurer, Secretary and Director
Maxima Group, Inc.
2360 Corporate Circle, Suite 400
Henderson, Nevada 89074

> **Re: Maxima Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 23, 2014**
> **File No. 333-193500**

Dear Mr. Salihovs:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears that your company is a "shell company" as defined in Rule 405 of Regulation C. In this regard, we note that your company has had nominal operations and assets since inception in May 2013. Please revise the cover page of your prospectus to prominently disclose that you are considered a shell company and discuss under "Shares Eligible for Future Sale," the resale limitations imposed by Rule 144(i) due to your shell company status.

2.   Confirm through added disclosure, if true, that you do not believe that the company is a blank check company because the company and its affiliates and promoters have no plans or intentions to engage in a merger or acquisition with an unidentified company or person or, once it is a reporting company, to be used as a vehicle for a private company to become a reporting company.

Prospectus Summary, page 3

3.   Please delete the statement in the heading that the summary is "not complete."

4.   We note your statement that you have elected to take advantage of the transitional period for emerging growth companies. You repeat this statement on page 12, yet this contradicts your statements on page 9 and page 11 that you have irrevocably elected <u>not</u> to avail yourselves of this exemption. Please revise to reconcile these statements.

Risk Factors, page 6

5.   Please delete the statement in the introductory paragraph that your discussion of risks is not all-inclusive. Revise to include a statement that the risk factor section includes all material risks of which the company is aware.

We are a development-stage company and have commenced limited operations, page 6

6.   Please revise to clarify what is meant by the statement that "it is doubtful that we will generate any operating revenues or ever achieve profitable operations."

Plan of Distribution, page 15

7.   We note your statement that shares in this offering will be made at $.02 per share "until a market develops for the stock." This contradicts the statement in the following paragraph that <u>all</u> sales will be sold at the fixed price of $.02. Moreover, the company is not eligible to sell its shares at market prices. Refer to Rule 415(a)(4) of Regulation C. Please revise accordingly.

8.   You state on page 16 that the expenses incidental to this registration will be $9000 whereas on the previous page you stated that they would be $9700. Please reconcile.

Plan of Operation, page 20

9.   You state on page 21 that Olymp Sports will be the Training Provider for the company. Please revise to clarify what this means. For example, on page 18 you appear to describe a system in which trainers will register with you individually as independent contractors. Please clarify whether trainers will be employed individually as independent contractors or through another company, or both.

Management's Discussion and Analysis or Plan of Operation, pg. 20

Liquidity and Capital Resources, pg. 22

10.   We note you disclose the current funds available should be sufficient to continue maintaining your reporting status until funds are raised from the prospective offering and that your founder may be willing to provide funds required to maintain the Company's reporting status. Please tell us and disclose what plans you have in place to meet the budgeted costs of $9,700 during the registration process considering you have only $5,055 of cash on hand at November 30, 2013, and your founder has not firmly committed to loan potential required additional funds.

11.   Please disclose in more detail whether a minimum of $25,000 raised will be sufficient for you to implement your initial plan of operation for the first 12 months without the need to raise additional funds. You disclose the Company will need $10,000 over the next 12 months for the cost of being a reporting public company. It is unclear whether the minimum $25,000 raised would sustain your initial operations for 12 months.

12.   Please clarify the meaning of the last two sentences in the third paragraph, in particular the statement that you may raise funds to proceed with your business plan through a private placement or loans. This appears to contradict the heading to the first risk factor on page 6, which states that you are solely dependent on the funds raised in this offering.

Directors, Executive Officers, Promoter and Control Persons

13.   Please disclose the nature of Lattotal's business.

Report of Independent Registered Public Accounting Firm, pg. F-1

14.   Please have your auditors revise their report to reflect in the first paragraph that May 24, 2013 is inception consistent with AU Section 508.

Financial Statements for the Period Ended November 30, 2013

Notes to the Financial Statements

Note 1 – Organization and Description of Business, pg. F-6

15.   Please revise the description of your business to reflect an online personal fitness company as described on pg. 18 of the prospectus. We note you disclose that you are in the Errand and Concierge services online business.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        Scott D. Olson, Esq.